SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION STATEMENTS PURSUANT TO RULE 13d-1 and 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                             HANA BIOSCIENCES, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)

                                    40963P105
                                 (CUSIP Number)

                                  July 22, 2005
             (Date of event which requires filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [x] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

                         (Continued on following pages)

                                                                    Page 2 of 5
------- ------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        ------------------------------------------------------------------------
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        R&R Biotech Partners, LLC
------- ------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [  ]
                                                                   (b) [  ]
------- ------------------------------------------------------------------------
3.      SEC USE ONLY
------- ------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION:

------------------------- ---- -------------------------------------------------
    NUMBER OF SHARES      5.   SOLE VOTING POWER
 BENEFICIALLY OWNED BY         1,100,682
 EACH REPORTING PERSON
          WITH
------------------------- ---- -------------------------------------------------
                          6.   SHARED VOTING POWER
                               0
------------------------- ---- -------------------------------------------------
                          7.   SOLE DISPOSITIVE POWER
                               1,100,682
------------------------- ---- -------------------------------------------------
                          8.   SHARED DISPOSITIVE POWER
                               0
------------------------- ---- -------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6%
-------- -----------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    [  ]
-------- -----------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         6%
-------- -----------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON: PN
-------- -----------------------------------------------------------------------

      This Schedule 13G amends the Schedule 13D originally filed on June 24, 2004, by R&R Biotech Partners, LLC.

Item 1(a). Name of Issuer. Hana Biosciences, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices. 400 Oyster Point Boulevard, Suite 215, South San Francisco, CA 94080.

Item 2(a). Name of Person Filing. R&R Biotech Partners, LLC.

Item 2(b). Address of Principal Business Office, or if none, Residence. 1270 Avenue of the Americas 16th Floor, New York, NY 10020.

Item 2(c). Citizenship. Delaware.

Item 2(d). Title of Class of Securities. Common Stock.

Item 2(e). CUSIP Number. 40963P105

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a: Not applicable.

Item 4. Ownership.

      The information contained in Items 5 though 11 on the cover pages hereto is incorporated herein by reference. On July 17, 2004, the Reporting Person purchased 17,600,000 shares of Common Stock from a shareholder of the Company in a private transaction. Since that time, the Company has issued shares of Common Stock in a merger transaction and completed 1 for 12 reverse stock split. Following these transactions (which proportionally reduced the shareholdings of all holders of Common Stock), the Reporting Person's beneficial ownership was less than 10%. Since such time, the Reporting Person has disposed of shares of Common Stock in open market transactions, and pursuant to Rule 13d-1(h), the Reporting Person is reporting its beneficial ownership on this Schedule 13G. The Reporting Person has the sole power to vote or dispose of the 1,100,682 shares beneficially owned by it.

Item 5.  Ownership of Five Percent or Less of a Class.
         Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
         Not applicable.

Item 8.  Identification and Classification of Members of the Group.
         Not applicable.

Item 9.  Notice of Dissolution of Group.
         Not applicable.

Item 10. Certification.
         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     Date:   August 16, 2005

                                     R&R BIOTECH PARTNERS, LLC



                                     By: /s/ Thomas Pinou
                                         ----------------------------------
                                            Name: Thomas Pinou
                                            Title:    Chief Financial Officer